Embargoed until 12.00 Noon (GMT)

9 January 2003

SIGNET LIKE FOR LIKE CHRISTMAS SALES UP 4.2%; PROFITS SHOULD EXCEED MARKET EXPECTATIONS

Trading statement for Signet Group plc (LSE: SIG and Nasdaq NMS: SIGY), the world’s largest speciality retail jeweller, covering the eight week period from 30 October to 24 December 2002 and the 48 weeks to 4 January 2003.

GROUP

Group like for like sales increased by 4.2% in the eight week period to 24 December 2002.  Total sales were up by 5.8% at constant exchange rates, although down 1.3% on a reported basis due to weakening of the US dollar.  In the 48 weeks to 4 January 2003 like for like sales rose by 5.5% and total sales increased by 3.6% (8.2% at constant exchange rates).

Group profit before tax for the 52 weeks ending 1 February 2003 should exceed current market expectations and show a solid increase on last year’s level despite the impact of adverse exchange rate movements and the fact that 2001/02 was a 53 week period.  The balance sheet remains strong and net debt at the year end is expected to be significantly lower than last year.

United States (circa 71% of Group annual sales)

In the eight week period to 24 December 2002 the US business achieved a like for like sales increase of 4.7%, total sales at constant exchange rates being up 6.6%.  Against the background of a very challenging retail environment this result significantly exceeded the 0.8% average increase of speciality jewellery retailers in malls  (source: International Council of Shopping Centers survey 3 January 2003).  After a difficult November, sales in December recovered strongly, due in part to the timing of Thanksgiving which was one week later than last year.  Jared, the 67 unit off-mall destination concept, continued to outperform the mall stores.

In a highly promotional retail environment, the business capitalised on its established competitive strengths in merchandising, store operations and marketing and did not increase discounting compared to last year. The gross margin is expected to have eased slightly as a result of planned changes in the merchandising mix.  The credit portfolio continued to perform well in the eight week period with the anticipated bad debt percentage being favourable to last year.

In the 48 weeks to 4 January 2003 like for like sales increased by 5.7%, with total sales up 2.5% (8.9% at constant exchange rates).

United Kingdom (circa 29% of Group annual sales)

In the eight week period to 24 December 2002 the UK division also faced demanding trading conditions. Total sales increased by 4.1% and, although the business faced challenging comparatives, like for like sales rose by 3.0% with a particularly strong performance by Ernest Jones.  Diamond sales showed a substantial increase in both H.Samuel and Ernest Jones. Gross margin is expected to be in line with last year.

In the 48 weeks to 4 January 2003 the like for like sales increase was 5.2% and total sales rose by 6.5%.

The breakdown of UK like for like sales performance is shown below:

	Ernest Jones	H.Samuel	UK
Period	(c. 12% of Group)	(c. 17% of Group)	(c. 29% of Group)
8 weeks to 24 Dec. 2002	+7.3%	+0.4%	+3.0%
48 weeks to 4 Jan. 2003	+9.6%	+2.5%	+5.2%

Management

Rob Anderson has been appointed, with immediate effect, as Chief Executive of the Group’s UK Jewellery Division.  Since joining the Group in 2000 he has been Chief Operating Officer of that division and has helped lead the development and progress of the business during the last 2 years.  Before joining the Group Mr Anderson spent 19 years with Marks & Spencer plc.

COMMENT

Terry Burman, Group Chief Executive, commented: “The Group’s further advance over the important eight week Christmas period builds on the consistent growth record of the last eight years.  Profit before tax should exceed current expectations and show a solid increase on last year’s level despite the impact of adverse exchange rate movements.

In the US, the fundamental competitive strengths of the business enabled it to achieve a 4.7% like for like sales increase over the Christmas period against the background of a difficult retail environment.

The UK business also faced a demanding market place, as well as challenging comparatives, and the 3.0% like for like sales increase in the Christmas trading period was a relatively robust performance.  Ernest Jones outperformed its main competition with a particularly commendable 7.3% like for like sales increase.”

Signet operated 1,663 speciality retail jewellery stores at 4 January 2003; these included 1,050 stores in the US, where the Group trades as “Kay Jewelers”, “Jared The Galleria Of Jewelry” and under a number of regional names.  At that date Signet operated 613 stores in the UK, where the Group trades as “H.Samuel”, “Ernest Jones” and “Leslie Davis”.  Further information on Signet is available at www.signetgroupplc.com.

Enquiries:

Terry Burman, Group and US Chief Executive	+44 (0) 20 7399 9520
Walker Boyd, Group Finance Director	+44 (0) 20 7399 9520

Mike Smith, Brunswick	+44 (0) 20 7404 5959
Tim Grey, Brunswick	+44 (0) 20 7404 5959

There will be a conference call for all interested parties today at 2.00 p.m. GMT (9.00 a.m. EST and 6.00 a.m. Pacific Time) and a simultaneous audio webcast at www.signetgroupplc.com.  The call details are:

UK dial-in:	+44 (0) 207 984 7576	Pass code:	499549
US dial-in:	+1 719 457 2692	Pass code:	499549

UK 48hr. replay:	+44 (0) 207 984 7578	Pass code:	499549
US 48hr. replay:	+1 719 457 0820	Pass code:	499549

Fourth quarter sales figures are expected to be announced on 6 February 2003.

This release includes certain forward-looking information that is based upon management’s beliefs as well as on assumptions made by, and data currently available to, management.  This information, which has been, or in the future may be, included in reliance on the “safe harbor” provisions of the Private Securities Litigation Reform Act of 1995, is subject to a number of risks and uncertainties, including but not limited to the factors identified in the Company’s filings with the U.S. Securities and Exchange Commission, including its 2001/02 Annual Report on Form 20-F filed with the Commission on May 16, 2002.  Actual results may differ materially from those anticipated in such forward-looking statements even if experience or future changes make it clear that any projected results expressed or implied therein may not be realised.  The Company undertakes no obligation to update or revise any forward-looking statements to reflect subsequent events or circumstances.